SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

Guidance 2Q08 (USGAAP)

São Paulo, June 20, 2008 - Votorantim Celulose e Papel (BOVESPA: VCPA4 and NYSE: VCP) reports the main projections that will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks, and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is it intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and its strong relationship with the investment community. This report assumes an average exchange rate of R$1.66/US$ for 2Q08, 4,6% down from 1Q08 (R$1.74/US$) and 16% below 2Q07 (R$1.98/US$). The assumed exchange rate for the end of the period is R$1.65/US$, 6% lower than 1Q08 (R$1.75/US$) and 14% below 2Q07 (R$1.93/US$). VCP will report its 2Q08 results on July 17, 2008 before market.

Pulp Business
International Market VCP pulp sales

In Asia, factors such as restriction of cutting native forests in Indonesia and Russian export tax on wood continued to limit supply.  On the demand side, China has maintained strong growth pace, increasing 13% in Jan-Apr/08 (vs Jan-Apr/07), according to PPPC. This scenario supported two price increases of US$30 each (Apr and Jun) for the eucalyptus pulp price in Asia, to US$810/ton currently implemented.

In Europe, we continued to receive request for extra volumes of BEKP through the quarter. Despite the increase in inventories and the expectation of historical low demand for July and August (summer), we believe that the announced mill closures in North America and Finland and the programmed maintenance stoppages should reduce pulp supply in general and consequently offset the seasonality effects. Furthermore, Russian tax on wood is contributing to the fiber substitution process. The list price of eucalyptus pulp in Europe was raised by US$40/ton in April/08 to US$840/ton and remains stable in this level.

The economic slowdown in North America, especially in the housing market, has kept the wood supply reduced. On the other hand, pulp demand remains stable, and the capacity closures may contribute to a tighter market in the coming months. The list price in BEKP increased by US$40/ton in April to US$865/ton and remained stable in this quarter.

VCP should sell about 330 thousand tons of pulp in 2Q08 against 307 thousand sold in 1Q08 (+7.5%) and 269 thousand in 2Q07 (+23%). VCP’s average pulp net price in dollars should increase 5.5% compared to the 1Q08 and 20% versus the 2Q07.

We maintain our sales guidance of 1,200 thousand tons of pulp in 2008, 10% higher than 2007, reflecting larger volumes in the Conpacel unit and the effect of the paper assets divestitures resulting in integrated pulp transferred into market pulp. We emphasize that these numbers do not include the Aracruz operations.

Paper Business
Paper market
Domestic market remained pressured by both local and imported products, driven by another quarter of appreciation of Brazilian Real. On the other hand, the better seasonal demand reflected in higher volumes of value-added papers and better prices of uncoated papers in local market.

In 2Q08, paper sales volume is projected to total 87 thousand tons, flat when compared to the1Q08 and 24% below 2Q07, as a result of divestments in paper assets. Approximately 36% of total sales volume should correspond to uncoated paper, with coated paper and special paper and others representing 28% and 36%, respectively. The average price of VCP’s paper mix is expected to show an increase of 2.5% in Reais (7,5% in US dollars) due to a broader sales mix with higher value-added papers and selected price increases.

For 2008, we maintain our paper sales guidance of 380,000 tons, or 24% below 2007 as a result of the divestments carried out at that time, and distributed as follows: 155 thousand tons uncoated, 100 thousand tons coated and 125 thousand tons Special / Others.

VCP’s paper sales

Results
Consolidated EBITDA w/ 50% of Conpacel

Pulp cash cost should post a decrease of 1% in Brazilian Real in comparison to the 1Q08. The following factors contributed to this achievement:
i) Industrial efficiency gains and consequently reduction on consumption of specifics chemicals products
ii) Pressure on Chemicals costs, nevertheless under control due to new commercial agreements with suppliers

In US dollars however, cash cost may increase 3,7% due to Real appreciation against USD.

Despite the increase in oil price of 36% (WTI, period from Jan to Jun, 2008) affecting directly international freights, the operational expenses portion on net revenues should increase from 16% (1Q08) to 18%. New logistics and shipment companies contracts avoided a higher evolution of the expenses in the quarter.

Higher pulp prices and volumes combined with a better paper performance partially compensated the 4% appreciation of the Brazilian Real in 2Q08 and operational expenses increase. As a result, EBITDA margin may reach 32% - 33% in the 2Q08, compared to 34% in 1Q08.

We highlight that estimates may vary considerably in accordance with currency and market price fluctuations.

Ripasa’s restructuring

Aligned with the disclosure made in 1Q08, the former controlling shareholders of Ripasa exercised on June 10, 2008, their put option against VCP related to 2,784,091 preferred shares of VCP pursuant to the terms of the Purchase and Sale Option Agreement agreed in March, 2005. The put option was exercised at market price, (R$54.90/share on June 9th), with a total value of R$135 millions.

Financial Result

The impact of the new appreciation of the Brazilian real on dollar debt and treasury operations should provide a positive financial result combined to the financial income (i.e. financial net revenues) in 2Q08, enhanced by additional financial revenue of approximately US$14 million related to Horizonte project and already considering the financial expenses of approximately US$ 87 million related to the agreement between the former Ripasa principal shareholders and VCP.

Share Price: VCPA4=R$47,28 ADR VCP =US$28,31 June 19, 2008.	Shares Outstanding: 204.145.507 Market Value: R$ 9,7 billion US$ 6,0 billion	Investor Relations Phone: (55 11) 2138 - 4287 4168 4361 4261 Fax: (55 11) 2138-4066 Email: ir@vcp.com.br Web: www.vcp.com.br	Valdir Roque CFO and IR Director Gustavo Barreira, IR manager Mara Dias, IR Consultant Anna Laura Linkewitsch, IR Analyst Susana Yamamoto, IR Analyst

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: June 23, 2008	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer